                                                                     EXHIBIT 2.4
                                                                     -----------





                            PRINCIPAL TERMS AGREEMENT

                            RELATING TO THE DIVISION

                                       OF

                           ATLANTIC TELE-NETWORK, INC.

                                  BY AND AMONG

                           ATLANTIC TELE-NETWORK, INC.

                             CORNELIUS B. PRIOR, JR.

                             AND JEFFREY J. PROSSER











                                                                January 29, 1997

                            PRINCIPAL TERMS AGREEMENT
                            -------------------------

     This Principal Terms Agreement (the "Agreement") governs the prospective division of the assets and liabilities of Atlantic Tele-Network, Inc. ("Old ATNI") through the distribution of certain assets and liabilities, consisting of the assets and liabilities associated with Atlantic Tele-Network, Co. ("ATNCo."), the Virgin Islands Telephone Corporation, Vitelcom Cellular Inc. and Vitelcom, Inc. (collectively, the "Virgin Islands Subsidiaries"), to a new holding company, to be incorporated under the laws of Delaware ("New ATN"). To effect such division, the Agreement further contemplates the distribution to stockholders of Old ATNI of shares of common stock of New ATN and the allocation of prospective corporate opportunities and ongoing projects (collectively, the "Transaction"). Upon consummation of the Transaction, (i) the principal assets and liabilities of Old ATNI will consist of the assets and liabilities associated with the operations of the Guyana Telephone & Telegraph Company ("GT&T"); (ii) the principal assets and liabilities of New ATN will consist of the assets and liabilities associated with the Virgin Islands Subsidiaries;
(iii) Jeffrey J. Prosser ("Prosser"), co-chief-executive officer of Old ATNI, will own or control through affiliates approximately 60% of the voting securities of New ATN; and (iv) Cornelius B. Prior, Jr. ("Prior'), co-chief-executive officer of Old ATNI, will own or control approximately 60% of the voting securities of Old ATNI. Upon completion of the Transaction, the public will own approximately 40% of the outstanding voting securities of each of Old ATNI and New ATN.

                                    RECITALS


     WHEREAS, Messrs. Prior and Prosser entered into a Global Settlement Agreement and Release dated as of February 7, 1996 (the "Settlement Agreement) pursuant to which certain outstanding litigation between Messrs. Prior and Prosser was settled and certain agreements with respect to the governance of Old ATNI and its subsidiaries were reached;

     WHEREAS, in connection with the Settlement Agreement, the Board of Directors of Old ATNI agreed to engage two nationally recognized investment banking firms to pursue various opportunities to enhance stockholder value, including the potential sale of old ATNI, in whole or in part through the sale of either of its principal operating businesses;

     WHEREAS, to date, the efforts to consummate any transaction which would enhance stockholder value through the sale of all or any of the principal businesses of Old ATNI have not been successful and there are no material prospects for any such transaction in the near future;

     WHEREAS, Messrs. Prior and Prosser and Old ATNI believe that it is in the best interests of the businesses of Old ATNI and its subsidiaries and of the stockholders of old ATNI to resolve their ongoing management and governance disputes by terminating their joint ownership of Old ATNI as well as their status as co-chief executive officers;

     WHEREAS, as a result of the foregoing, Messrs. Prior and Prosser, in their capacities as stockholders and directors, agree to support the Transaction and recommend it for approval to the Board of Directors of Old ATNI; and

     WHEREAS, the Board of Directors of Old ATNI and Messrs. Prior and Prosser believe that the most advantageous available option to enhance stockholder value and to provide additional benefits to Old ATNI is to effect the Transaction;

     NOW, THEREFORE, in consideration of these premises and the mutual representations, warranties and agreements contained herein, each of the parties agrees as follows:

     1. Binding Agreement. This Agreement is intended to set forth the principal
        -----------------
terms and parameters of a definitive agreement to be entered into in connection with the Transaction and, with respect to the terms of the Transaction specifically set forth in this Agreement only, is intended to be a binding and enforceable obligation of the respective parties until and unless superseded by the execution of the definitive documentation governing the Transaction (the "Definitive Documentation") or expiration pursuant to Section 15 hereof. Each of the parties acknowledges that any breach of the Agreement with respect to the terms of the Transaction specifically set forth in this Agreement could, unless waived, subject the breaching party to monetary damages and, should the circumstances warrant, injunctive and other forms of equitable relief.

     2. Transaction. Each of the parties agrees that they will support
        -----------
resolutions for adoption by the Board of Directors and stockholders of Old ATNI that require Old ATNI to form New ATN and contribute the assets and liabilities of Old ATNI associated with Old ATNI's Virgin Islands operations, including the capital stock of ATNCo. (which owns the capital stock of all of the other Virgin Islands Subsidiaries) and certain other agreed upon assets and liabilities as more fully described herein, and distribute to stockholders of Old ATNI shares of New ATN common stock on a basis which will be tax free to all holders of Old ATNI common stock, Old ATNI, New ATN and their respective subsidiaries pursuant to the internal revenue codes of the United States and the U.S. Virgin Islands except with respect to the Cash Payment described and defined in Section 3 below. In addition, the parties "agree to take or cause to be taken all required actions necessary to effect the Transaction under all applicable federal and state securities laws such that, upon consummation of, and as a condition to, the Transaction (the "Closing Date"), the common stock of each of Old ATNI and New ATN will be listed and available for public trading in the National Market System of NASDAQ or on a recognized securities exchange without restriction except with respect to common stock held by persons who may be deemed "affiliates" of either Old ATNI or New ATN under applicable federal securities laws.

     3. Equity Ownership of Messrs. Prior and Prosser. After giving effect to
        ---------------------------------------------
the Transaction, Mr. Prior shall own or control through affiliates approximately 60% of the outstanding voting securities of Old ATNI and Mr. Prosser shall own or control through affiliates approximately 60% of the outstanding voting securities of New ATN. The balance of the outstanding voting securities of each of Old ATNI and New ATN shall be owned by the public. Because of the relative values attributed to the assets and liabilities being contributed to New ATN in connection with the Transaction, Mr. Prosser or New ATN shall purchase from Mr. Prior and his-trustees the number of shares of voting securities to which he would otherwise be entitled in New ATN and shall pay to Mr. Prior for such shares, in cash, in immediately available funds, on the Closing Date, $16.5 million

(the "Cash Payment"). It is intended that the purchase of the voting securities of New ATN referred to in the preceding sentence will be treated for federal income tax purposes as long term capital gain under the Internal Revenue Code of 1986, as amended. Mr. Prosser shall provide Mr. Prior, within 45 days of the execution of this Agreement, with reasonably documented assurances as to the financial wherewithal to make the Cash Payment including a commitment letter, subject to customary terms and conditions, from a money center bank, if such Cash Payment is to be funded from borrowings, failing which Mr. Prior may terminate this Agreement (and the Definitive Documentation if executed within such 45 day period).

     4. Division of other Assets and Liabilities.
        ----------------------------------------
     (a) All personal debts owed by either Mr. Prior or Mr. Prosser to Old ATNI shall be repaid prior to, or concurrently with, the Closing Date;

     (b) On or prior to the Closing Date, the following assets shall be transferred to New ATN (in addition to the stock of ATNCo.);

     (i) 50% of cash on hand and cash equivalents ("Cash and Cash Equivalents"), accounts receivables, accrued and unpaid advisory fees and intercom-pany interest and any stockholders' receivables as of the Closing Date;

     (ii) Intercompany indebtedness outstanding as of the Closing Date owed by ATNCo. or any of the other Virgin Islands Subsidiaries to Old ATNI;

     (iii) The lease, furniture, fixtures and leasehold improvements pertaining to Old ATNI's office in St. Croix;

     (iv) The capital stock and intercompany debt owing to Old ATNI by Atlantic Aircraft Corporation ("the Aircraft Corporation");

     (v) All of Old ATNI's rights with respect to its ongoing project to privatize the Congo telephone company; and

     (vi) All Advisory Fee Agreements, if any, relating to the Virgin Islands Subsidiaries.

     (c) It is specifically intended that the following assets of Old ATNI will be allocated to, and remain with, old ATNI;

     (i) 50% of Cash and Cash Equivalents, accounts receivables, accrued and unpaid advisory fees and intercompany interest and any stockholders' receivables as of the Closing Date;

     (ii) Old ATNI's capital stock interest in GT&T;

     (iii) Intercompany indebtedness outstanding as of the Closing Date owed by GT&T to Old ATNI;

     (iv) Old ATNI's Advisory Fee Agreement with GT&T;

     (v) The lease, furniture and fixtures and leasehold improvements pertaining to Old ATNI's office in St. Thomas; and

     (vi) All of Old ATNI's rights with respect to its efforts currently or in the past with regard to (a) a long distance telephone project in Jamaica; (b) the privatization of the Suriname Telephone Company and
          (c) the purchase of the St. Martin cellular operations;

     (d) By separate letter agreement (the "Side Letter") Mr. Prior and Mr. Prosser have identified certain employees of Old ATNI (parent company only) who will be employed after the consummation of the Transaction by New ATN ("employees designated by Mr. Prosser") and certain employees who will be em-ployed by Old ATNI after the consummation of the Transaction ("employees designated by Mr. Prior").

     (e) New ATN will assume the following liabilities:

     (i) One half of Old ATNI's indebtedness to banks outstanding at the Closing Date;

     (ii) All of Old ATNI's obligations with respect to its St. Croix office, including its office lease, any equipment leases and other obligations pertaining to said office;

     (iii) Any and all commitments and contingent liabilities, known or unknown, specifically relating to the Virgin Island Subsidiaries or the Aircraft Corporation or to projects specifically allocated to New ATN pursuant to this Agreement;

     (iv) One half of all liabilities, including undisclosed and unknown liabilities, of Old ATNI existing at the Closing Date or arising out of events or acts or omissions occurring on or prior to the Closing Date (including without limitation, liabilities for taxes with respect to any periods ending on or prior to the Closing Date) excepting only contingent liabilities and commitments specifically relating to subsidiaries or projects specifically allocated to New ATN or Old ATNI pursuant to this Agreement; and

     (v) one half of the severance cost of any Old ATNI employees who have not been designated by either Mr. Prior or Mr. Prosser in the Side Letter.

     (f) The following liabilities are specifically intended to remain the responsibility of Old ATNI following the consummation of the Transaction:

     (i) One half of Old ATNI's indebtedness to banks outstanding at the Closing Date;

     (ii) All of Old ATNI's obligations with respect to its St. Thomas office, including its office lease, any equipment leases and other obligations pertaining to said office;

     (iii) Any and all commitments and contingent liabilities known or unknown, specifically relating to GT&T or to projects specifically allocated to Old ATNI pursuant to this Agreement;

     (iv) One half of all liabilities, including undisclosed and unknown liabilities, of old ATNI ex-isting at the Closing Date or arising out of events or acts or omissions occurring on or prior to the Closing Date (including without limitation, liabilities for taxes with respect to any periods ending on or prior to the Closing Date) excepting only contingent liabilities and commitments specifically relating to subsidiaries or projects specifically allocated to New ATN or Old ATNI pursuant to this agreement; and

     (v) One half of the severance cost of any Old ATNI employees who have not been designated by either Mr. Prior or Mr. Prosser in the Side Letter.

     (g) on the Closing Date New ATN shall pay to Old ATNI in cash in immediately available funds, a sum equal to one-half of the blue book values of the two aircraft owned by the Aircraft Corporation as of the latest blue book available to the parties on the third business day prior to the Closing Date minus the indebtedness of the Aircraft Corporation to third parties as of the Closing Date.

     (h) As and for a closing adjustment (the "Closing Adjustment"), Old ATNI and New ATN, respectively, shall be credited with (1) all payments of intercompany debt or dividends to Old ATNI made after December 31, 1996 and prior to the

Closing Date from the subsidiaries allocated to Old ATNI and New ATN, respectively, and (2) all payments to Old ATNI of interest on intercompany debt and advisory fees made after April 30, 1997 and prior to the Closing Date by such subsidiaries, and Old ATNI and New ATN shall be charged for the following:

     (i) The book value, as of the Closing Date of the furniture, fixtures and leasehold improvements of Old ATN's offices in St. Thomas and St. Croix shall be charged to Old ATNI and new ATN, respectively;

     (ii) All advances made by Old ATNI after December 31, 1996 and prior to the Closing Date to the subsidiaries allocated to Old ATNI and New ATNI shall be charged to Old ATNI and New ATN, respectively;

     (iii) All expenses paid or incurred after December 31, 1996 in respect of the Congo privatization project shall be charged to New ATN, and all expenses paid or incurred after December 31, 1996 in respect of the Jamaica Long Distance Telephone project, or the Suriname Telephone Company privatization project or the purchase of the St.

          Martin cellular operations shall be charged to Old ATNI;

     (iv) All expenses pertaining to Old ATNI's office in St. Thomas and all compensation or other expenses pertaining to the employees designated by Mr. Prior which are paid or accrued after April 30, 1997 shall be charged to Old ATNI and all expenses pertaining to the Old ATNI's office in St. Croix and all compensation or other expenses pertaining to employees designated by Mr. Prosser which are paid or accrued after April 30, 1997 shall be charged to New ATN; and

     (v) 50% of all other expenses and expenditures of old ATNI for the period from April 30, 1997 to the Closing Date shall be charged to each of Old ATNI and New ATN, respectively. The parties may agree upon other specific allocations of Old ATNI expenses in the Definitive Documentation.

     If Old ATNI's balance of Cash and Cash Equivalents (the "Cash Balance') on the Closing Date is less than the Cash Balance at April 30, 1997, New ATN shall be credited with 50% of the difference and if the Cash Balance on the Closing Date is more than the Cash Balance at April 30, 1997, New ATN shall be charged with one-half of the difference.

     If the charges to Old ATNI for purposes of the Closing Adjustment shall exceed the amount credited to Old ATNI, Old ATNI shall pay to New ATN an amount equal to one half of the net charge; on the other hand, if the amounts credited to Old ATNI for purposes of the Closing Adjustment shall exceed the amounts charged to Old ATNI, Old ATNI shall be entitled to receive a payment from New ATN equal to one half of the net credit. Additionally, if the amounts charged to New ATN for purposes of the Closing Adjustment shall exceed the amounts credited to New ATN, New ATN shall pay to Old ATNI an amount equal to one half of the net charge; and if the amounts credited to New ATN shall exceed the amounts charged to New ATN, New ATN shall be entitled to receive from Old ATNI an amount equal to one half of the net credit. The aggregate or net amount payable by Old ATNI to New ATN, or by New ATN to Old ATNI, shall be paid, on an estimated basis on the Closing Date in immediately available funds. Deloitte & Touche shall be engaged to audit the amount of the Closing Adjustment and to report thereon within 30 days after the Closing Date. If the estimated payment shall differ from the final determination of the Closing Adjustment by Deloitte & Touche, an appropriate payment shall be made by the responsible party so that the fi-nal amount paid shall correspond to the Closing Adjustment determined by Deloitte and Touche. Deloitte & Touche's determination of the Closing Adjustment shall be final and binding on the parties.

     5. Non-Competition Agreement. It shall be a condition to the consummation
        -------------------------
of the Transaction that New ATN and Mr. Prosser enter into a ten (10) year worldwide non-competition agreement, binding upon them and their respective affiliates and in form and substance reasonably satisfactory to the parties, relating to the audiotext business which currently constitutes a material portion of the business operations of GT&T.

     6. Resignations of Certain Directors, Officers and Employees. Upon
        ---------------------------------------------------------
consummation of the Transaction, Mr. Prosser, Mr. John P. Raynor and Sir Shridath S. Rampal shall resign from the Board of Directors of Old ATNI; Mr. Prosser and any employee designated by Mr. Prosser in the Side Letter shall resign as officers and directors of Old ATNI and GT&T and of any other corporation which shall remain a subsidiary of Old ATNI after the Closing Date; Mr. Prior and any employees designated by Mr. Prior in the Side Letter shall resign as officers and directors of the Virgin Islands Subsidiaries and of any other corporation which will become a subsidiary of New ATN after the

Closing Date; Mr. Raynor and Mr. Ron Sanders shall resign from the board of directors of GT&T; and Mr. Lewis A. Stern shall resign from the boards of directors of ATNCo. and the Virgin Islands Telephone Corporation.

     Prior to April 30, 1997, Old ATNI shall not pay any employee or consultant any bonus or extraordinary compensation without the consent of the co-Chief Executive Officers.

     7. No Representations or Warranties; Exceptions. Each of the parties
        --------------------------------------------
understands and agrees that no other party is, in this Agreement or in any other agreement or document entered into in connection with the Transaction, representing or warranting to the other in any way as to the business of Old ATNI prior to or after the Closing Date or as to the business of New ATN after the Closing Date or as to any consent or approvals required in connection with the consummation of the transactions contemplated by this Agreement, it being agreed and understood that the Transaction and all related transactions are being consummated on an "as is, where is" basis.

     8. Indemnification, Releases and Covenants not to Sue. Simultaneously with
        --------------------------------------------------
the execution of the Definitive Documentation, each of the parties and New ATN will execute an indemnity and release agreement ("Indemnity Agreement") in form and substance satisfactory to the parties, providing in substance as follows:

     (i) except with respect to enforcing the specific provisions of the Definitive Documentation none of the parties will sue any of the other parties with respect to any of the matters constituting the Transaction or with respect to any matters arising from the business operations or management of Old ATNI or any of its subsidiaries prior to the Closing Date.

     (ii) Mr. Prior and Old ATNI will indemnify Mr. Prosser and New ATN against any claims by any stockholders of Old ATNI or New ATN arising from or based upon any actions taken by Mr. Prior or Old ATNI in connection with the Transaction or arising from or based upon any actions taken by Mr. Prior or Old ATNI or any of its subsidiaries after the consummation of the Transaction.

     (iii) Mr. Prosser and New ATN will indemnify Mr. Prior and Old ATNI against any claims by any stockholders of Old ATNI or New ATN arising from or based upon any actions taken by Mr. Prosser or New ATN in connection with the Transaction or arising from or based upon any actions taken by Mr. Prosser or New ATN or any of its subsidiaries after the consummation of the Transaction.

     9. Use of Name. At the time of the consummation of the Transaction, Old
        -----------
ATNI shall be entitled to the use of the corporate name "Atlantic Tele-Network, Inc." On the Closing Date, New ATN shall adopt a name that may not be confused or conflict with "Atlantic Tele-Network, Inc."

     10. Additional Conditions to the Transaction. In addition to the conditions
         ----------------------------------------
which may otherwise be set forth herein, the following shall be additional conditions to the consummation of the Transaction:

          (a) the receipt of all required third party consents and approvals, including any which may be required from the Rural Telephone Finance Corporation, the Rural Utilities Service and Northern Telecom International Finance B.V.;

          (b) the receipt by Mr. Prosser of the funds from the financing necessary to make the Cash Payment;

          (c) the receipt of an opinion from a nationally recognized investment banking firm dated the date a definitive information statement is mailed to the holders of Old

     ATNI common stock under the Securities Exchange Act of 1934, as amended, and reconfirmed as of the Closing Date, to the effect that the Transaction is fair from a financial point of view to the public stockholders of Old ATNI;

          (d) no material adverse change in the principal business of either of New ATN or Old ATNI as each will be constituted subsequent to the Closing Date;

          (e) each of New ATN and Old ATNI shall have minimum available borrowing capacity with reputable lenders or available cash on hand necessary to assume or pay one half of Old ATNI's indebtedness to banks outstanding on the Closing Date and to make all payments expected to be required pursuant to Section 4 hereof;

          (f) the receipt of customary officers' certificates and opinions of counsel (including with respect to the tax free nature of the Transaction and the treatment of the Cash Payment as long term capital gain) in form and substance satisfactory to the parties;

          (g) the receipt of all required governmental and regulatory approvals; and

          (h) the receipt of all required approvals of the stockholders and Board of Directors of Old ATNI.

     11. Employee Benefit Matters. Each of the employee benefit and pension
         ------------------------
plans with respect to the employees employed in the business of Old ATNI or New ATN, as the case may be, in existence prior to the Closing Date shall be adopted in substantially similar form or remain in effect thereafter, as the case may be, such that employees of each of Old ATNI and New ATN shall have the same benefits after the consummation of the Transaction as they were entitled to prior to the Closing Date. Obligations under any such employee benefit or pension plan with respect to Messrs. Prior and Prosser shall be allocated to Old ATNI and New ATN, as the case may be, and the funds held under any such plans shall be divided and placed under control of trustees or custodians designated by Old ATNI and New ATN, respectively.

     12. Access to Information. Each of the parties shall give to the others
         ---------------------
reasonable access to information necessary to consummate the Transaction and shall deliver at its expense applicable records to the other party which may inadvertently remain in its possession after the Transaction. Each of the parties shall be required to retain records of the other in its possession for no less than five years from the Closing Date.

     13. Standstill Agreement. Neither Mr. Prior nor Mr. Prosser nor any of
         --------------------
their affiliates shall directly or indirectly acquire more than 5% of the outstanding voting securities of New ATN or Old ATNI, respectively, for a period of ten years from the Closing Date.

     14. Vitelcom, Inc. Personnel of Vitelcom, Inc. providing services for Mr.
         -------------
Prior's private wireless cable television business will continue to do so until the Closing Date on the same basis as heretofore provided. Payments due and owing from Mr. Prior shall be paid on an estimated basis, on the Closing Date with final adjustment and payment to be made within 30 days after the Closing Date. Any dispute as to the amount owing from Mr. Prior shall be determined by Deloitte & Touche whose determination shall be final and binding on the parties.

     15. Termination. This Agreement shall terminate upon the earlier of the
         -----------
execution of the Definitive Documentation or March 30, 1997 unless such date shall have been extended by the parties. The Definitive Documentation shall provide that such Definitive Documentation may be terminated if the Transaction has not occurred on or prior to July 31, 1997 unless such date shall have been extended by the parties.

     16. Further Assurances. Each party hereto agrees that it will from time to
         ------------------
time on or after the Closing Date promptly do, execute, acknowledge and deliver and will cause to be done, executed, acknowledged and delivered, all such further acts, deeds, certificates, assignments, transfers, conveyances, powers of attorney, assurances and other documents as may be requested by any other party hereto to consummate the Transaction contemplated hereby.

     17. Governing Law. This Agreement shall be construed and interpreted
         -------------
according to the laws of the State of New York applicable to a contract made and to be performed entirely within such state.

     18. Assignment. Neither this Agreement nor any right hereunder may be
         ----------
assigned by the parties hereto without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the successors, heirs, representatives and assigns of each party hereto.

     19. Amendment and Waiver. This Agreement may be amended only by an
         --------------------
instrument in writing signed on behalf of each of the parties hereto. Any term, condition or provision of this Agreement may be waived (if in writing) at any time by the party or each of the parties entitled to the benefits thereof.

     20. Notices. All notices, requests, demands, and other communications
         -------
hereunder shall be in writing and shall be deemed to have been given if delivered by hand, or when sent by telex or telecopier (with receipt confirmed) or by registered mail, return receipt requested, addressed as follows (or to such other address as a party may designate by notice to the others):

                  (a)      If to Prior and Old ATNI:
                           Atlantic Tele-Network, Inc.
                           Estate Havensight
                           P.O. Box 6100
                           St. Thomas, U.S. Virgin Islands 00801
                           (809) 774-8000
                           Attention:  Cornelius B. Prior
                           Telecopy:   (809) 774-7790

                  with copies to:

                           Lewis A. Stern, P.C.
                           Fried, Frank, Harris, Shriver
                           & Jacobson
                           One New York Plaza
                           New York, New York 10004
                           (212) 859-8190
                           Telecopy: (212) 859-8587
                  and to:

                           James C. Morphy, Esq.
                           Sullivan & Cromwell
                           125 Broad Street
                           New York, New York 10004
                           (212) 558-4000
                           Telecopy:  (212) 558-3588

                  (b)      If to Prosser and New ATN:
                           Atlantic Tele-Network, Inc.
                           Chase Financial Center
                           P.O. Box 1730
                           St. Croix, U.S. Virgin Islands 06821-1730
                           (809) 777-8000
                           Attention: Jeffrey J. Prosser
                           Telecopy:  (809) 774-5487

                  with copies to:

                           Roger Meltzer, Esq.
                           Cahill Gordon & Reindel
                           80 Pine Street
                           New York, New York 10005
                           (212) 701-3851
                           Telecopy:  (212) 269-5420


     21. Counterparts. This Agreement may be executed simultaneously in two or
         ------------
more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     22. Headings References. The headings in the Articles and Sections of this
         -------------------
Agreement are inserted for convenience only and shall not constitute a part hereof. Unless otherwise indicated, all Section, Article, Exhibit and Schedule references are to Sections, Articles, Exhibits and Schedules of this Agreement.

     23. Entire Agreement. This Agreement, including the agreements, schedules
         ----------------
and Exhibits referred to herein, constitutes the entire understanding and agreement of the parties hereto with respect to the subject matter covered hereby and supersedes all other prior agreements and understandings, written or oral, between the parties with respect to said subject matter.

     IN WITNESS WHEREOF, each of the Old ATNI, Prior and Prosser have caused this Agreement to be executed on the date first written above.

                                  ATLANTIC TELE-NETWORK, INC.



                                  By:    /s/Jeffrey J. Prosser
                                         -------------------------------
                                         Co-Chief Executive Office



                                  By:    /s/Cornelius B. Prior, Jr.
                                         -------------------------------
                                         Co-Chief Executive Officer



                                  By:    /s/Cornelius B. Prior, Jr.
                                         -------------------------------
                                         Cornelius B. Prior



                                  By:    /s/Jeffrey J. Prosser
                                         -------------------------------
                                         Jeffrey J. Prosser